FORD                                        Financial Services Group
   NEWS



Contact:         Mary Joseph, Ford Financial Services
                 313-322-4466

                 Bill Selover, USL Capital
                 415-627-9578



           FORD SELLS USL CAPITAL'S RAIL SERVICES UNIT

     DEARBORN, Mich., May 23 -- Ford Motor Company today announced an agreement to sell all the assets of USL
Capital's Rail Services business to Chicago-based First
Union Rail Corp., the freight car leasing subsidiary of First Union Corp. The sale price is approximately $900 million, subject to adjustments at closing.

     Ford also said it is pursuing the sale of other USL
Capital businesses. USL Capital, a diversified commercial financing and leasing company headquartered in San Francisco, is part of Ford's Financial Services
Group.

     Ford began a strategic review of its nonautomotive financing businesses last fall and announced that the study could result in a partial or complete sale of USL
Capital.

     "The company concluded that the highest value for these assets could be realized by selling the various pieces separately," said Ken Whipple, president of the Financial Services Group.

     The Rail Services unit, which includes over 26,000
rail cars, represents 7 percent of USL Capital's
business.  It has 30 employees located in San Francisco,
Chicago and Houston.
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     Proceeds from the sale of the Rail Services
unit will be used to pay down Financial Services Group debt, further strengthening its capitalization, including the pay down of a portion of USL Capital's short-term debt.

     Ford purchased USL Capital, then known as U.S. Leasing, in 1987 for $512 million. USL Capital manages assets of $9.7 billion, has 640 employees and 70 branches in the U.S. Pre-tax earnings were $300 million in 1995.

    The sale of the Rail Services unit is expected to close by the end of July and is subject to obtaining various regulatory approvals. USL Capital's five other businesses are: Business Equipment Financing, Fleet Services, Transportation and Industrial Financing,
Municipal and Corporate Financing, and Real Estate Financing. Discussions continue with potential buyers, and the company expects to announce a series of sales on an ongoing basis and complete the sale of the majority of USL Capital's assets by the end of summer.



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5-23-96